Exhibit (a)(5)(C)

The St. Joe Company Announces Final Results of Tender Offer

WATERSOUND, Fla. - (September 28, 2015) - The St. Joe Company (NYSE: JOE) announced today the final results of its tender offer, which expired at 5:00 p.m., New York City time, on September 22, 2015.

Based on the final count by the depositary, the Company accepted for purchase 16,348,143 shares of its common stock at a purchase price of $18.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, for a total purchase price of approximately $294.3 million. The repurchased shares represent approximately 17.8% of the Company’s common stock outstanding as of September 24, 2015. The Company will promptly pay for the shares accepted for purchase.

D.F. King & Co., Inc. acted as information agent for the tender offer and American Stock Transfer & Trust Company, LLC acted as the depositary. All inquiries about the tender offer should be directed to D.F. King & Co., Inc. at (800) 330-5897 (Toll Free) or (212) 269-5550 (Collect).

Important Notice Regarding Forward-Looking Statements

This press release may include forward-looking statements, including statements regarding the Company’s ability to complete the tender offer, the number of shares the Company will be able to purchase in the tender offer and the ability to achieve the benefits contemplated by the tender offer. The statements made by the Company are based upon management’s current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include market conditions and other factors beyond the Company’s control and the risk factors and other cautionary statements described in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2015 as updated by subsequent Quarterly Reports on Form 10-Qs and other current report filings.

About The St. Joe Company

The St. Joe Company together with its consolidated subsidiaries is a real estate development and operating company with real estate assets and operations currently concentrated primarily between Tallahassee and Destin, Florida. The Company uses these assets in its residential or commercial real estate developments, resorts and leisure operations, leasing operations or its forestry operations. More information about the Company can be found on its website at www.joe.com.

© 2015, The St. Joe Company. “St. Joe®”, “JOE®”, the “Taking Flight” Design®, “St. Joe (and Taking Flight Design)®” are registered service marks of The St. Joe Company.

The St. Joe Company

Investor Relations Contact:

Marek Bakun, 1-866-417-7132

Chief Financial Officer

Marek.Bakun@Joe.Com

Source: The St. Joe Company